BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson, Special Counsel

October 19, 2015

Re:	Ferrari N.V. Registration Statement Filed on Form F-1 Registration No. 333-205804

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 9, 2015 and the date hereof, the number of Preliminary Prospectuses dated October 9, 2015, which were furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others, was approximately 6,100.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on October 20, 2015 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

UBS SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the several Underwriters

[Ferrari N.V. — Signature Page to Underwriters’ Acceleration Request]

UBS SECURITIES LLC

By:	/s/ Rakhee Bhagat
Name:	Rakhee Bhagat
Title:	Executive Director

UBS SECURITIES LLC

By:	/s/ David K. Lai
Name:	David K. Lai
Title:	Director

[Ferrari N.V. — Signature Page to Underwriters’ Acceleration Request]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

[Ferrari N.V. — Signature Page to Underwriters’ Acceleration Request]